NEWS RELEASE

Augusta Announces Mine Truck Fleet Purchase and Finance Strategy

DENVER, CO, July 21, 2009 - Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta” or “the Company”) is pleased to announce the signing of an agreement for the purchase of 23, 250-ton Caterpillar 793F haulage trucks for its 100%-owned Rosemont Copper project in southern Arizona. The purchase was made by Augusta’s wholly owned subsidiary Rosemont Copper Company (“Rosemont”) from Empire Southwest LLC (“Empire”), a Caterpillar dealership headquartered in Mesa, Arizona. Contingent with the purchase agreement signed by the parties, Augusta and Caterpillar Financial Services Corporation, USA (“CFSC”), have agreed on a term sheet for a capital lease of the Caterpillar trucks and other related equipment for an amount up to US$100 million.

Augusta Senior Vice President and CFO Raghunath Reddy said: “We are pleased to have Empire supply and support our fleet for Rosemont with CFSC assisting us in equipment-based financing. We have now kicked off the execution phase of our project financing strategy that includes equipment-based financing, concentrate off-take financing and senior debt financing.”

Augusta is currently in negotiations with smelters for delivery of concentrates with associated project financing commitments. The Company will also look to traditional project finance banks for the balance of the senior debt financing. Augusta strongly believes the project can sustain debt financing of 65%-70% of the total project capital cost, which amounts to approximately $625 million. “We expect that equipment related financing, concentrate off-take financing and senior debt financing will comprise US$150 million, US$200 million and US$275 million respectively of the total debt requirement,” said Mr. Reddy.

“Great projects always get financed and Rosemont is no exception”, said Augusta President and CEO Gil Clausen. He added, “The Rosemont bankable feasibility study has detailed excellent economics and low production costs. Our financing strategy for the remaining 30%-35% of the estimated US$900 million capital cost is to pursue a number of alternatives including forward sales of silver and gold production.”

The contract value between Rosemont and Empire is approximately $82.2 million for the purchase of the 23 trucks, to be delivered in late 2010 and early 2011. Rosemont is not required to deposit cash and not expected to draw on any facility before July 2010.

Empire was selected to supply Caterpillar haul trucks due to their excellent service support, Tier 2 engines for lower emissions, commitment to technology with Mine Star GPS and Mesh systems and assistance with arranging financing. Empire has a full service center in Tucson, Arizona, approximately 50 kilometres from the Rosemont site.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont currently hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in late 2011 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer by 2012. The Company is traded on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

For additional information please visit www.augustaresource.com or contact:

Meghan Brown, Investor Relations Manager
tel 604 638 2002
email mbrown@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 25, 2009. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com